Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSE OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF UNITED KINGDOM (“UK”) DOMESTIC LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) (“UK MAR”). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION (AS DEFINED IN UK MAR) IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

OKYO Pharma Limited
(“OKYO” or the “Company”)

Closing of Offering

London and New York, 19 May 2022 – OKYO Pharma Limited (LSE: OKYO; Nasdaq: OKYO) (“OKYO” or the “Company”), a life sciences company focused on the discovery and development of novel molecules to treat inflammatory dry eye diseases and ocular pain, is pleased to announce the closing of its initial public offering of 625,000 American Depositary Shares (“ADSs”) representing 40,625,000 of the Company’s ordinary shares of no par value each (“Ordinary Shares”) (the “Offering”) at a price of $4.00 per ADS, for aggregate proceeds of approximately $2,500,000, before deducting underwriting discounts and commissions. Each ADS offered in the Offering represents 65 Ordinary Shares.

OKYO’s ADSs are trading on the Nasdaq Capital Market under the ticker symbol “OKYO”.

ThinkEquity LLC acted as sole bookrunning manager on the Offering. A registration statement, including a prospectus, relating to these securities has been filed by OKYO and was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on 16 May 2022. Copies of the registration statement relating to and describing the terms of the Offering may be obtained from ThinkEquity, 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Electronic copies of the final prospectus supplement and accompanying prospectus are also available on the SEC’s website at http://www.sec.gov.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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For the purposes of UK MAR, the person who arranged the release of this information is Gary S. Jacob, Chief Executive Officer.

For further information, please contact:

OKYO Pharma Limited

Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Gabriele Cerrone, Non-Executive Chairman

ThinkEquity, a division of Fordham Financial Management, Inc.	(877) 436-3673

Ramnarain Jaigobind

Priyanka Mahajan

RedChip Companies Inc. (Investor Relations)	+1 407-491-4498

Dave Gentry